Exhibit 4.03

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Biglari Holdings Inc. (the “Company”) is incorporated in the State of Indiana. The rights of shareholders of the Company will generally be governed by Indiana law and the Company’s articles of incorporation and by-laws, as each may be amended from time to time.

The following summary does not purport to be a complete description of the terms of the Company’s capital stock, including certain provisions of the Company’s articles of incorporation and by-laws and certain provisions of Indiana law. It is subject to and qualified in its entirety by reference to the Company’s articles of incorporation and by-laws, which are filed as exhibits to this Annual Report on Form 10-K, and the relevant provisions of Indiana law.

General

The authorized capital of the Company is 11,500,000 shares, without par value, consisting of 500,000 shares of Class A common stock and 10,000,000 shares of Class B common stock, and 1,000,000 shares of preferred stock, without par value.

Class A and Class B Common Stock

Dividends and Distributions. Holders of Class A common stock will be entitled to such dividends or other distributions (including liquidating distributions) per share, whether in cash, in kind, in stock or by any other means, when and as may be declared by the Company’s board of directors out of assets or funds legally available therefor. Holders of Class B common stock will be entitled to dividends or other distributions (including liquidating distributions) per share, whether in cash, in kind, in stock or by any other means, equal to 1/5th of the amount per share declared for each share of Class A common stock, payable in the same form and at the same time as dividends or distributions with respect to the Class A common stock. However, in the event of a stock split or dividend, holders of Class A common stock will receive shares of Class A common stock and holders of Class B common stock will receive shares of Class B common stock, unless otherwise specifically designated by resolution of the Company’s board of directors.

Voting Rights. Each holder of Class A common stock will be entitled to one vote per share. Shares of Class B common stock will not be entitled to vote on any matter (except as otherwise required by Indiana law), but holders of the Class B common stock will receive the same proxy statements, annual reports, and other information and reports as the Company delivers to the holders of shares of Class A common stock. There are no cumulative voting rights in the election of directors or any other matter.

Conversion. Neither the Class A common stock nor Class B common stock are convertible.

Preemptive or Similar Rights. There are no preemptive, redemption or sinking fund rights applicable to Class A or Class B common stock.

Equal Treatment. Except as expressly provided with respect to voting rights, shares of Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects to 1/5th of one share of Class A common stock. In the event of any merger, consolidation, or other business combination requiring the approval of the Company’s shareholders entitled to vote thereon (whether or not the Company is the surviving entity), the holders of shares of Class B common stock will receive the same form of consideration and 1/5th of the amount of consideration, on a per share basis, as the consideration, if any, received by holders of shares of Class A common stock in connection with such merger, consolidation or combination (and if holders of shares of Class A common stock are entitled to make an election as to the amount or form of consideration that such holders will receive in any such merger, consolidation or combination with respect to their shares of Class A common stock, then the holders of shares of Class B common stock will be entitled to make the same election as to their shares of Class B common stock). In the event of any (i) tender or exchange offer to acquire any shares of Class A common stock by any third party pursuant to an agreement to which the Company is a party, resulting in a change of control of the Company; or (ii) tender or exchange offer by the Company to acquire any shares of Class A common stock, the holders of shares of Class B common stock will be offered the same form of consideration and 1/5th of the amount of consideration, on a per share basis, as the consideration received by holders of shares of Class A common stock (and if holders of shares of Class A common stock are entitled to make an election as to the amount or form of consideration that such holders will receive in any such tender or exchange offer with respect to their shares of Class A common stock, then the holders of shares of Class B common stock will be entitled to make the same election as to their shares of Class B common stock).

Preferred Stock

The Company’s board of directors may, at its discretion and without further shareholder approval, issue up to 1,000,000 shares of preferred stock in one or more series and fix the number of shares in that series, the number of votes, if any, to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. The powers, preferences and rights, and the qualifications, limitations or restrictions, if any, of each series of preferred stock may be different from those of any and all other series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power or economic rights of the holders of the Company’s common stock.

Transfer Agent

The transfer agent for the Class A and Class B common stock is Computershare Trust Company, N.A.

Certain Provisions of the Company’s Organizational Documents

Certain provisions of the Company’s articles of incorporation and by-laws may delay or make more difficult unsolicited acquisitions or changes of control of the Company. These provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of the Company, although these proposals, if made, might be considered desirable by our unaffiliated shareholders. These provisions also may have the effect of making it more difficult for third parties to cause the replacement of the current management without the concurrence of the board of directors. These provisions include:

•	the availability of authorized but unissued shares of stock, including shares of preferred stock, for issuance from time to time at the discretion of the board of directors;

•	permitting only the Chairman, a majority of the board of directors or a shareholder holding at least 50 percent of the issued and outstanding capital stock entitled to vote to call a special meeting of shareholders and preventing shareholders from proposing business to be brought before a special meeting; and

•	requirements for advance notice for raising business or making nominations at annual meetings.

The by-laws of the Company provide that unless the Company consents in writing to the selection of an alternative forum, the State of Indiana shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought by or in the name of the corporation; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or affiliate of the Company to the Company or to the Company’s shareholders; (c) any action arising pursuant to any provision of the Indiana Business Corporation Law (the “IBCL”) or the Company’s articles of incorporation or by-laws (as may be amended from time to time); or (d) any action asserting a claim against the Company governed by the internal affairs doctrine.

Certain Provisions of the Indiana Business Corporation Law

Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control of the Company. These provisions also may have the effect of preventing changes in the management of the Company. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.

Under the IBCL, “control shares” are shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more.

A “control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

An “issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.

The provisions described above do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or by-laws, including a by-law adopted by the corporation’s board of directors, provide that they do not apply. The Company’s by-laws do not exclude the Company from Chapter 42 of the IBCL.

Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, then the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified “fair price” criteria.

For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

The definition of “beneficial owner” for purposes of Chapter 43 of the IBCL means a person who, directly or indirectly, owns the shares, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the subject shares.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 of the IBCL in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. The Company’s articles of incorporation do not exclude the Company from Chapter 43 of the IBCL.

Directors’ Duties and Liability. Under Chapter 35 of the IBCL, directors are required to discharge their duties:

•	in good faith;

•	with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•	in a manner the directors reasonably believe to be in the best interests of the corporation.

Under the IBCL, a director is not liable for any action taken as a director, or any failure to act, regardless of the nature of the alleged breach of duty (including breaches of the duty of care, the duty of loyalty, and the duty of good faith) unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness. This exculpation from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

Consideration of Effects on Other Constituents. Chapter 35 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the board of directors, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation.

Chapter 35 of the IBCL specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under that section.

Mandatory Classified Board of Directors. Under Section 23-1-33-6(c) of the IBCL, a corporation with a class of voting shares registered with the U.S. Securities and Exchange Commission under Section 12 of the Securities Exchange Act, as amended (the “Exchange Act”) must have a classified board of directors unless the corporation adopts a by-law expressly electing not to be governed by this provision by the later of July 31, 2009 or 30 days after the corporation’s voting shares are registered under Section 12 of the Exchange Act. The Company’s by-laws include a provision electing not to be subject to this mandatory requirement; however, the IBCL permits this election to be rescinded by subsequent action of the Company’s board of directors.

Exculpation from Liability of Directors in Certain Circumstances

The Company’s articles of incorporation provide for indemnification of their respective directors where they have acted in good faith, which means that in the case of official action, they reasonably believed the conduct was in our best interests and in all other cases, the action taken was not against our best interests, and in the case of criminal proceedings, they had reasonable cause to believe the action was lawful or there was no reasonable cause to believe the action was unlawful. Under the IBCL, a director is not liable for any action taken as a director, or any failure to act, regardless of the nature of the alleged breach of duty (including breaches of the duty of care, the duty of loyalty, and the duty of good faith) unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness. The Company’s articles of incorporation do not absolve directors of liability for payment of any unlawful distributions by the Company in violation of Section 23-1-35-4 (or any successor provision) of the IBCL, provided that such action constitutes willful misconduct or recklessness.

We do not believe that exculpation from liability under the IBCL affects the liability of the Company’s directors for violations of the federal securities laws. The Company’s articles of incorporation and by-laws provide indemnification for the benefit of its respective directors and officers to the fullest extent permitted by the IBCL, including most circumstances under which indemnification otherwise would be discretionary.